Filed Pursuant to Rule 424(b)(3)
File No. 333-36655

PROSPECTUS SUPPLEMENT NO. 2 dated March 20, 1998
(To Prospectus dated January 26, 1998)



                                10,464,708 Shares
                             LaserSight Incorporated
                         Common Stock ($.001 par value)


         This Prospectus Supplement updates the Prospectus dated January 26, 1998, as updated by the Prospectus Supplement No. 1 dated March 4, 1998 (as so updated, "Prospectus") of LaserSight Incorporated, a Delaware corporation (the "Company").

         All of Note (1) on the cover page of the Prospectus should be deleted and replaced with the following:

Note (1):

         The number of Conversion Shares offered for sale by this Prospectus equals the number of Conversion Shares that, based on the Conversion Price (as defined below) in effect on the date of the Prospectus, the Company's agreements with the holders of the Series B Preferred Stock required it to cause to be registered under the Securities Act of 1933 (the "Securities Act"). Such number of Conversion Shares equals 200% of the 4,837,354 shares of Common Stock that would have been issuable if the holders of all shares of outstanding Series B Preferred Stock had elected to convert such shares as of January 23, 1998. The number of Conversion Shares that will be ultimately issued is not limited, however, and could be more or less than the number offered by this Prospectus. If as of any date the number of Shares then eligible for sale by this Prospectus becomes less than 175% of the number of Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Shares under the Securities Act.

         On February 27, 1998, the Company's shareholders approved the issuance of a number of a potentially unlimited number of Shares and approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Common Stock from 20,000,000 to 40,000,000, thereby allowing the Company to reserve for issuance a number of shares of Common Stock equal to at least 200% of the number of Shares presently issuable.

         On March 13, 1998, the Company entered into an agreement with all the holders of the Series B Preferred Stock (the "Series B Agreement") pursuant to which such holders agreed to limit their conversions of Series B Preferred Stock until June 12, 1998 (the "Initial Restricted Period"), their ability to convert the Series B Preferred Stock into Common Stock would be limited so that no more than an aggregate of 1,000,000 shares of Common Stock are issuable upon such conversion during such period (the "Conversion Limitation"). The duration of the Conversion Limitation may be extended until September 14, 1998 (the "Extended Restricted Period") if the Company's shareholders approve certain proposals at the Company's annual meeting on June 12, 1998 (the "1998 Annual Meeting"). See "Description of Securities--Preferred Stock--Series B Preferred Stock."

         Upon the expiration of the Initial Restricted Period and the Extended Restricted Period, if any, the Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will, subject to certain conditions, automatically be converted into Common Stock. The number of Conversion Shares issuable upon the conversion of each of the 700 shares of Series B Preferred Stock outstanding as of the date of this Prospectus Supplement No. 2 equals $10,000 divided by the Conversion Price in effect as of the date of such conversion. Currently, the Conversion Price equals the lesser of (i) $6.68 per share (the "Fixed Component"), or (ii) the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. The Fixed Component of the Conversion Price may be reduced if the Company's shareholders approve certain proposals at the 1998 Annual Meeting. See "The Offering," "Selling Shareholders," "Plan of Distribution," "Risk Factors--Potentially Unlimited Number of Shares Issuable Upon Conversion of Preferred Stock" and "Description of Securities--Preferred Stock."


         All of the text under the caption "The Offering--Shares Offered by Selling Shareholders:" should be deleted and replaced with the following:

Shares Offered by Selling Shareholders:

Common Shares outstanding as of March 19, 1998    11,387,306

Conversion Shares issued to date upon conversion
   of Series B Preferred Stock                    1,402,634

Conversion Shares issuable upon conversion of     Minimum: 1,047,904(1)
   outstanding Series B Preferred Stock           Current estimate: 4,023,952(2)
                                                  Maximum: 8,272,074 shares(3)
Warrant Shares issuable upon exercise of Series B
   Warrants (with an exercise price of $5.91 per
   share)(4)                                      790,000 shares


--------------------

         (1) Represents the number of shares that would be issuable if all 700 shares of Series B Preferred Stock outstanding on the date of this Prospectus were converted into Common Stock at the maximum Conversion Price of $6.68 per share. See "Description of Securities--Preferred Stock--Series B Preferred Stock."

         (2) Represents the number of Conversion Shares that would have been owned by the Selling Shareholders if they had converted all of their outstanding shares of Series B Preferred Stock into Common Stock as of March 19, 1998. Currently, the actual number of Conversion Shares issuable upon any conversion date will equal (i) the original purchase price ($10,000 per share) of the preferred shares being converted on such date divided by (ii) a Conversion Price equal to the lesser of the Fixed Component or the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. The actual number of Conversion Shares ultimately issued will depend on, among other things, when the holders of Series B Preferred Stock elect to convert their shares and the closing bid prices of the Common Stock prior to each such conversion election and if the Company's shareholders approve a reduction in the Fixed Component of the Conversion Price at the 1998 Annual Meeting. See "Description of Securities--Preferred Stock--Series B Preferred Stock." Additional shares of Common Stock may from time to time be issued as dividends on, or as payments of amounts due to the holders of, the Series B Preferred Stock.

         (3) Represents the number of Conversion Shares offered by this Prospectus reduced by Conversion Shares issued to date. This number could be less or more than the number of Conversion Shares that are ultimately issued. If, as of any date, the number of Conversion Shares then eligible for sale pursuant to this Prospectus becomes less than 175% of the number of Conversion Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Conversion Shares under the Securities Act. See "Description of Securities--Preferred Stock."

         (4) This exercise price of $5.91 may be reduced if the Company's shareholders approve certain proposals at the 1998 Annual Meeting. See "Description of Securities--Preferred Stock."

     All of the text in the second paragraph immediately following the caption "Description of Securities" should be deleted and the replaced with the following:

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of March 19, 1998, 11,387,306 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of such date, the only shares of preferred stock outstanding were 700 shares of the Series B Preferred Stock.


     All of the text under the caption "Description of Securities--Preferred Stock--Series B Preferred Stock" should be deleted and the replaced with the following:

     Series B Preferred Stock

     On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares. The Company's option to redeem additional shares of Series B Preferred Stock expired in January 1998. Pursuant to an agreement dated February 4, 1998 between the Company and the holders of the Series B Preferred Stock, the Company has repurchased an additional 351 shares tendered by such preferred holders. On March 13, 1998, three of the four holders of the Series B Preferred Stock converted 244 shares of their shares into Common Stock. As of the date of this Prospectus Supplement, 700 shares of Series B Preferred Stock remain outstanding.

     Upon the expiration of the Initial Restricted Period and the Extended Restricted Period, if any, the Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will automatically be converted into Common Stock, provided that all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock are then (i) authorized and reserved for issuance, (ii) registered under the Securities Act for resale and (iii) eligible to be traded on either the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange. Until the proposals described below are approved by the Company's shareholders at the 1998 Annual Meeting, the Conversion Price will equal the lesser of the Fixed Component or the average of the three lowest closing bid prices of the Common Stock during the 30 trading days preceding such conversion date. If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable Conversion Price will be multiplied by 0.93.

     On March 13, 1998, the Company entered into the Series B Agreement whereby the holders of the Series B Preferred Stock agreed to the Conversion Limitation during the Initial Restricted Period. In addition to agreeing to such Conversion Limitation, the holders of the Series B Preferred Stock granted the Company an option to purchase any or all of the remaining Series B Preferred Stock at a price equal to 120% of the face amount of the Series B Preferred Stock (the "Purchase Option") at any time before the expiration of the Initial Restricted Period. The holders of the Series B Preferred Stock agreed to extend the duration of the Conversion Limitation and the period during which the Company may exercise the Purchase Option until the termination of the Extended Restricted Period if the Company's shareholders approve the proposals described below.

     The first proposal to be considered by the Company's shareholders at the 1998 Annual Meeting with respect to the Series B Preferred Stock includes an adjustment to the Fixed Component of the Conversion Price. If approved by the Company's shareholders and if the Conversion Limitation remains in effect through September 14, 1998, the Fixed Component of the Conversion Price of the Series B Preferred Stock will be an amount equal to (i) $6.68, or (ii) if the Extended Restricted Period is not terminated prior to September 14, 1998, the lesser of (A) $6.68, or (B) 110% of the average closing bid prices of the Common Stock for the twenty (20) consecutive trading days ending on the last day of the Extended Restricted Period. Currently, the Conversion Price equals the lower of the Fixed Component or the average of the three lowest closing bid prices per share of Common Stock during the preceding 30 trading days.

     The second proposal to be considered by the Company's shareholders at the 1998 Annual Meeting with respect to the Series B Preferred Stock includes a reduction in the exercise price of the warrants issued to the holders of the Series B Preferred Stock in August 1997 (the "Existing Warrants"). If approved by the Company's shareholders, the exercise price of the Existing Warrants will be reduced from $5.91 per share to 115% of the average closing bid price of the Common Stock for the five trading days immediately following March 17, 1998 (the "Strike Date"). If the Company issues a press release during such five-day period, the exercise price of the Existing Warrants would be the lower of 115% of the average closing bid price of the Common Stock for the five trading days immediately following the Strike Date or 115% of the average closing bid price of the Common Stock for the five trading days immediately preceding such date. The Existing Warrants would remain exercisable at any time through August 29, 2002 and would not be subject to the Conversion Limitation.

     If at the 1998 Annual Meeting, the Company's shareholders fail to approve either of the two proposals, the Company will be required to issue to the holders of the Series B Stock an aggregate of 750,000 additional warrants (the "Additional Warrants") to purchase Common Stock at a price equal to 115% of the average closing bid price of the Common Stock for the five trading days following the Strike Date. If the Company issues a press release during such five-day period the exercise price of the Additional Warrants would be the lower of 115% of the average closing bid price of the Common Stock for the five trading days immediately following the Strike Date or 115% of the average closing bid price of the Common Stock for the five trading days immediately preceding such date. The Additional Warrants would be exercisable at any time through August 29, 2002 and would not be subject to the Conversion Limitation.

     The Initial Restricted Period and the Extended Restricted Period may be terminated by the holders of the Series B Preferred Stock during either of such periods under any of the following circumstances:

     o As of the end of any month, the Company's current ratio (current assets divided by current liabilities) falls below 1.1 to 1;

     o As of the end of any quarter, the Company's income or loss from operations for such quarter has not improved relative to the Company's results for the prior quarter; or

     o   At any time,  the Company  undergoes  or  announces a material  adverse change in its financial condition, operating results, assets, liabilities, operations or business prospects of the Company and its subsidiaries taken as a whole.

If the Initial Restricted Period or the Extended Restricted Period is terminated as provided for above, the Conversion Limitation and Purchase Option in effect during such period will be terminated. If the Initial Restricted Period is terminated prior to June 12, 1998 due to the occurrence of one or more of these circumstances, then the Company will be required to issue the Additional Warrants.

     Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

     In addition, if the Company were to default on certain of its obligations, all or a portion of the Series B Preferred Stock would become redeemable at the option of its holders at the Special Redemption Price (as defined below). Such defaults include (i) subject to limited exceptions, if the Company's registration statement under the Securities Act relating to the resale of the Series B Conversion Shares or Series B Warrant Shares becomes unavailable for such resales, or (ii) if the Company becomes required to register additional Series B Conversion Shares, but for any reason fails to cause a registration statement relating to such shares declared effective by the SEC within 30 days after such obligation first arises.

     For this purpose, the "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 1.25 or (ii) a fraction, the numerator of which would equal the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption date and ending five business days after such date, and the denominator of which would equal the Conversion Price (as herein defined) that would have been applicable if the preferred shares had been converted as of the redemption date. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment beyond such five business days will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

     All of the text in the second paragraph immediately following the caption "Selling Shareholders" should be deleted in its entirety and the following should be inserted in its place:

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of Series B Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as if all 700 outstanding shares of Series B Preferred Stock had been converted into Common Stock as of March 19,
1998), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus.
See "The Offering."

                                             Common Stock Beneficially                        Common Stock
                              Shares of                Owned                               Beneficially Owned
                              Preferred        Prior to the Offering      Shares of        After the Offering
                                Stock        -------------------------     Common          ------------------
                              Presently      Conversion       Warrant       Stock        Number       Percent of
  Selling Shareholer            Owned          Shares        Shares(1)   To be Sold     of Shares    Outstanding*
  ------------------            -----          ------        ---------   ----------     ---------    ------------
CC Investments, LDC (2)          131          1,695,808       234,375     1,930,183        --            --
Societe Generale (3)             177          1,017,485       140,625     1,158,110        --            --
Shepherd Investments             196          1,356,647       187,500     1,544,147        --            --
     International, Ltd.
     (4)
Stark International (5)          196          1,356,647       187,500     1,544,147        --            --
Harlan P. Kleiman                N/A                 --        26,516        26,516        --            --
Robert K. Schacter               N/A                 --         8,188         8,188        --            --
Thomas J. Griesel                N/A                 --         1,416         1,416        --            --
Steven Lamar                     N/A                 --         3,880         3,880        --            --

--------------------

*  Without giving effect to any exercise of the Series B Warrants.

(1) Assumes the exercise in full by such Selling Shareholder of its Series B Warrants (with an exercise price of $5.91 per share). See "Description of Securities--Warrants."

(2) As of the date of this Prospectus Supplement, CC Investments, LDC owns 942,754 shares of Common Stock. The 753,034 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by CC Investments, LDC if it had converted all of its Series B Preferred Stock into Common Stock as of March 19, 1998. The actual number of Conversion Shares to be received by CC Investments, LDC, which may be significantly more or less than 753,034, will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

(3) As of the date of this Prospectus Supplement, Societe Generale did not own any shares of Common Stock. The number of Conversion Shares indicated is the pro forma number that would have been owned by a Societe Generale if it had converted all of its Series B Preferred Stock into Common Stock as of March 19, 1998. The actual number of Conversion Shares to be received by Societe Generale, which may be significantly more or less than the number indicated, will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.


(4) As of the date of this Prospectus Supplement, Shepherd Investments International, Ltd. owns 229,940 shares of Common Stock. The 1,126,707 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by Shepherd Investments International, Ltd. if it had converted all of its Series B Preferred Stock into Common Stock as of March 19, 1998. The actual number of Conversion Shares to be received by Shepherd Investments, which may be significantly more or less than 1,126,707, will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

(5) As of the date of this Prospectus Supplement, Stark International owns 229,940 shares of Common Stock. The 1,126,707 share difference between such number and the number indicated in the table represents the pro forma number of Conversion Shares that would have been owned by Stark International if it had converted all of its Series B Preferred Stock into Common Stock as of March 19, 1998. The actual number of Conversion Shares to be received by Stark International, which may be significantly more or less than 1,126,707, will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.
